UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ENLINK MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

29336U107

(CUSIP Number)

Michael LaGatta

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336U107	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Enfield Holdings Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 54,312,781 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 54,312,781 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,312,781 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

**	The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

CUSIP No. 29336U107	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Enfield Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 54,312,781 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 54,312,781 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,312,781 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See Item 5)**
14	TYPE OF REPORTING PERSON PN

*	Reflects 54,312,781 Common Units of the Issuer issuable upon the conversion of 54,312,781 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**	The calculation is based on the 397,195,606 Common Units of the Issuer outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on January 19, 2016 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Units of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below.

“Enfield Holdings Advisors is the general partner of Enfield Holdings, which directly holds 54,312,781 Series B Preferred Units.”

Item 4. Purpose of Transaction.

This Amendment amends and restates the eighth paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below.

“Amended and Restated Coordination Agreement

The Amended and Restated Coordination and Securityholders’ Agreement, dated as of March 3, 2017 (the “Coordination Agreement”), by and among Enfield Holdings, Enfield Holdings Advisors, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP (together with WSEP Egypt Holdings, LP, and each of their affiliates, the “GS Investors”), TPG VII Egypt Finance, LLC, a Delaware limited liability company (“TPG VII Egypt Finance”) and TPG Advisors VII, Inc. (together with TPG VII Egypt Finance and each of their affiliates, the “TPG Investors” and together with the GS Investors, the “Investors”) sets forth certain agreements, including with respect to governance, transfer restrictions, the purchase of additional securities, the exercise of rights under the Registration Rights Agreement and certain other matters.”

This Amendment amends and restates the tenth paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below.

“The Coordination Agreement generally restricts any transfers of any Partnership Securities, Series B Preferred Units, converted Common Units or common stock of Enfield Holdings Advisors (collectively, the “Securities”) by any Investor, except (i) transfers to an affiliate of that Investor, so long as that transferee remains an affiliate following the transfer and (ii) transfers pursuant to foreclosure by a lender on such Securities pursuant to any loan agreement to which such Investor is a party and such Securities are pledged as collateral. If any Investor wishes to transfer any Securities to anyone else, that Investor is subject to the other Investors’ right of first offer (in the case of Partnership Securities, shares of common stock or Series B Preferred Units to address a regulatory concern) and tag-along rights. Enfield Holdings Advisors has a call right to acquire all of the shares of common stock of Enfield Holdings Advisors owned by any Investor and their affiliates who collectively cease to own 10% of the issued and outstanding Partnership Securities for the aggregate purchase price paid for such shares.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below.

“ (a)-(b) The following disclosure assumes there are a total of 397,195,606 Common Units outstanding, which includes (i) 342,882,825 Common Units outstanding as of February 8, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 15, 2017, and (ii) 54,312,781 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

Page 4 of 9 Pages

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 54,312,781 Common Units, which constitutes approximately 13.7% of the outstanding Common Units.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D by adding the paragraphs set forth below immediately after the first paragraph.

“Margin Loan Facility

TPG VII Egypt Finance, as borrower (the “Borrower”), entered into (i) a Margin Loan Agreement (the “Loan Agreement”), dated as of March 3, 2017 (the “Loan Closing Date”) with JP Morgan Chase Bank, N.A., London Branch, as lender (the “Lender”), and (ii) a Pledge and Security Agreement (the “Borrower Security Agreement”), dated as of the Loan Closing Date with the Lender, pursuant to which the Borrower pledged all of its Class A Units of Enfield Holdings and its rights under the Second Amended and Restated Agreement of Limited Partnership of Enfield Holdings, dated as of March 3, 2017, as collateral to secure repayment of amounts outstanding under the Loan Agreement. As of the Loan Closing Date, Enfield Holdings entered into (i) a Guarantor Pledge and Security Agreement (the “Guarantor Pledge Agreement” and, collectively with the Borrower Security Agreement, the “Pledge Agreements”) with the Lender, pursuant to which Enfield Holdings pledged the Borrower’s 26,666,667 Series B Preferred Units, and any Common Units into which such Series B Preferred Units are converted, and the Borrower’s rights under the Issuer LPA and the Registration Rights Agreement, as collateral to secure repayment of amounts outstanding under the Loan Agreement (the “Guarantor Collateral”), and (ii) a non-recourse Guarantee (the “Guarantee” and, collectively with the Loan Agreement and the Borrower Security Agreement, the “Loan Documents”) with the Lender, pursuant to which Enfield Holdings unconditionally guarantees the obligations payable by the Borrower under the Loan Agreement in an amount not to exceed the Guarantor Collateral.

The loans mature on or about March 3, 2022. Upon the occurrence of certain events that are customary for this type of loan, the Lender may exercise its rights to require the Borrower to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the pledged Series B Preferred Units and pledged Common Units in accordance with the Loan Documents.

References to and descriptions of the Guarantee set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Guarantee, which is filed as an exhibit hereto and is incorporated by reference herein.”

Page 5 of 9 Pages

Item 7. Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

“Exhibit No.

  Agreement of Joint Filing, as required by Rule 13d-1-(k)(1) under the Act, dated January 19, 2016, by and between Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 1 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 19, 2016).
  Convertible Preferred Unit Purchase Agreement, dated December 6, 2015, by and between EnLink Midstream Partners, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on December 7, 2015).
  Coordination and Securityholders’ Agreement, dated as of January 7, 2016, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto (incorporated herein by reference to Exhibit 3 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 19, 2016).
  Registration Rights Agreement, dated as of January 7, 2016, by and between EnLink Midstream Partners, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
  Eighth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of January 7, 2016, together with any other persons who become partners in the partnership (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
  Amended and Restated Coordination and Securityholders’ Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto.
  Guarantee Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P. and JPMorgan Chase Bank, N.A., London Branch.”

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2017

Enfield Holdings Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

Enfield Holdings, L.P.

By: Enfield Holdings Advisors, Inc.,

its general partner

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

Page 7 of 9 Pages

This Amendment amends and restates Schedule I of the Original Schedule 13D in its entirety as set forth below.

“SCHEDULE I

All titles apply to both of the Reporting Persons unless otherwise indicated.

Name	Title

Scott Lebovitz**	Director (Enfield Holdings Advisors)
Michael LaGatta*	Director (Enfield Holdings Advisors) and Vice President
Ken Murphy*	Vice President
Clive Bode*	Vice President and Secretary
Joann Harris*	Chief Compliance Officer
Steven A. Willmann*	Treasurer
Martin Davidson*	Chief Accounting Officer

* Addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. All are citizens of the United States of America.

**Address is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282. Mr. Lebovitz is a citizen of the United States of America.”

Page 8 of 9 Pages

INDEX TO EXHIBITS

  Agreement of Joint Filing, as required by Rule 13d-1-(k)(1) under the Act, dated January 19, 2016, between Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 1 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 19, 2016).
  Convertible Preferred Unit Purchase Agreement, dated December 6, 2015, by and between EnLink Midstream Partners, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on December 7, 2015).
  Coordination and Securityholders’ Agreement, dated as of January 7, 2016, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto (incorporated herein by reference to Exhibit 3 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 19, 2016).
  Registration Rights Agreement, dated as of January 7, 2016, by and between EnLink Midstream Partners, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
  Eighth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of January 7, 2016, by and among EnLink Midstream GP, LLC, together with any other persons who become partners in the partnership (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
  Amended and Restated Coordination and Securityholders’ Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto.
  Guarantee Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P. and JPMorgan Chase Bank, N.A., London Branch.

Page 9 of 9 Pages